Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

            Attention Business Editors:
            Jaguar Mining to Transfer Stock Listing to NYSE

            JAG - TSX/NYSE Arca

            CONCORD, NH, July 2 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the
"Company") (JAG: TSX/NYSE Arca, JAG.NT: TSX) announced it will transfer the trading of its common shares from the NYSE Arca exchange to the New York Stock
Exchange (the "NYSE")". The Company has received approval from the NYSE and anticipates it will begin trading on the NYSE on July 6, 2009 under the current symbol "JAG". In light of this approval, the Company will seek to delist its common shares from the NYSE Arca Exchange. The Company will continue to be listed on the Toronto Stock Exchange.

            About Jaguar

            Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais. Jaguar is actively exploring and developing additional mineral resources at its
65,500 acre land base in Minas Gerais and on an additional 186,600 acres in the state of Ceara in the Northeast of Brazil through a joint venture. The
Company has no gold hedges in place thereby providing the leverage to gold prices directly to its investors. Additional information is available on the
Company's website at www.jaguarmining.com.

            %CIK: 0001333849

            /For further information: Investors and analysts: Bob Zwerneman, Vice
President, Corporate Development and Director of Investor Relations, (603)
224-4800, bobz(at)jaguarmining.com; Media inquiries: Valeria Rezende DioDato,
Director of Communication, (603) 224-4800, valeria(at)jaguarmining.com/
            (JAG.NT. JAG JAG.)

CO:  Jaguar Mining Inc.

CNW 09:25e 02-JUL-09